UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Pozen, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

73941U102

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73941U102

1.	Names of Reporting Persons Vector Later-Stage Equity Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 446,351 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 446,351 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 446,351 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 73941U102

1.	Names of Reporting Persons Vector Later-Stage Equity Fund II (QP), L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,339,054 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,339,054 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,339,054 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.5%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 73941U102

1.	Names of Reporting Persons Vector Fund Management II, L.L.C. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,785,405 (See Item 4)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,785,405 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,785,405 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 73941U102

1.	Names of Reporting Persons D. Theodore Berghorst S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 932,174

	6.	Shared Voting Power 2,717,579 (See Item 4)

	7.	Sole Dispositive Power 932,174

	8.	Shared Dispositive Power 2,717,579 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,842,579 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 73941U102

1.	Names of Reporting Persons Deborah Berghorst TTEE FBO Berghorst 1998 Dynastic Trust S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 125,000

	6.	Shared Voting Power 0 (See Item 4)

	7.	Sole Dispositive Power 125,000

	8.	Shared Dispositive Power 0 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 125,000 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 73941U102

1.	Names of Reporting Persons Barclay A. Phillips S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,950

	6.	Shared Voting Power 1,792,355 (See Item 4)

	7.	Sole Dispositive Power 6,950

	8.	Shared Dispositive Power 1,792,355 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,792,355 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 73941U102

1.	Names of Reporting Persons Douglas B. Reed S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 24,500

	6.	Shared Voting Power 1,809,905 (See Item 4)

	7.	Sole Dispositive Power 24,500

	8.	Shared Dispositive Power 1,809,905 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,905 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 73941U102

1.	Names of Reporting Persons Thomas C. Dorn S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 19,000

	6.	Shared Voting Power 0 (See Item 4)

	7.	Sole Dispositive Power 19,000

	8.	Shared Dispositive Power 0 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,000 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 73941U102

1.	Names of Reporting Persons Kathleen M. Stanley S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,000

	6.	Shared Voting Power 0 (See Item 4)

	7.	Sole Dispositive Power 3,000

	8.	Shared Dispositive Power 0 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Prozen, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 6330 Quandrangle Drive, Ste. 240 Chapel Hill, NC 27514

Item 2.
(a)

Name of Person Filing
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”): (1) Vector Later-Stage Equity Fund II, L.P. (“VLSEF”); (2) Vector Later-Stage Equity Fund II (QP), L.P. (“VLSEF QP”); (3) Vector Fund Management II, L.L.C. (“VFM”); (4) D. Theodore Berghorst; (5) Deborah Berghorst TTEE FBO Berghorst 1998 Dynastic Trust (“Trust”); (6) Barclay A. Phillips; (7) Douglas A. Reed; (8) Thomas C. Dorn; and (9) Kathleen M. Stanley. Each of the foregoing is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as EXHIBIT A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office of each of the Reporting Persons is 1751 Lake Cook Road, Suite 350, Deerfield, Illinois 60015
(c)

Citizenship
VLSEF, VLSEF QP, VFM and the Trust are all Reporting Persons organized under the laws of the State of Delaware. D. Theodore Berghorst, Barclay A. Phillips, Douglas A. Reed, Thomas C. Dorn, and Kathleen M. Stanley are all reporting persons who are citizens of the United States of America.

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 73941U102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
This Schedule is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c) and therefore, none of the above are applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement.

All ownership percentages of the securities reported herein are based upon 29,778,310 shares of Common Stock outstanding as of October 17, 2008, as disclosed in the Company's Quarterly Report filed on Form 10-Q with the Securities and Exchange Commission on November 4, 2008, for the fiscal quarter ended September 30, 2008.

VLSEF
	(a)	Amount beneficially owned: VLSEF is the direct owner of 446,351 shares of the Common Stock of the Company.
	(b)	Percent of class: 1.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 446,351
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 446,351
VLSEF QP
	(a)	Amount beneficially owned: VLSEF is the direct owner of 1,339,054 shares of the Common Stock of the Company.
	(b)	Percent of class: 4.5%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 0
		(ii)	Shared power to vote or to direct the vote 1,339,054
		(iii)	Sole power to dispose or to direct the disposition of 0
		(iv)	Shared power to dispose or to direct the disposition of 1,339,054

VEM
(a)

Amount beneficially owned:    Dispositive and voting power of securities over which VLSEF and VLSEF QP have voting and dispositive power is shared by VFM, the general partner of VLSEF and VLSEF QP, by a committee of limited partners of VLSEF and VLSEF QP. For purposes of Rule 13d-3 of the Act, VFM may be deemed to have shared voting and dispositive power with respect to the 1,785,405 shares of Common Stock over which VLSEF and VLSEF QP have voting and dispositive power.

(b)	Percent of class: 6.0%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 1,785,405
	(iii)	Sole power to dispose or to direct the disposition of 0
	(iv)	Shared power to dispose or to direct the disposition of 1,785,405
D. THEODORE BERGHORST
(a)

Amount beneficially owned:    D. Theordore Berghorst is a direct beneficial owner of and has sole dispositive and voting power over 832,174 shares of Common Stock. Also, by virtue of D. Theordore Berghorst being an officer and director of VFM (the general parent of VLSEF and VLSEF QP) for purposes of Rule 13d-3 of the Act, he may be deemed to be a beneficial owner of the 1,785,405 shares of Common Stock beneficially owned by VLSEF, VLSEF QP and VFM. As financial advisor for the Berghorst 1998 Dynastic Trust (“the Trust”), for purposes of Rule 13d-3 of the Act, he may also be deemed to be a beneficial owner of the 125,000 shares of common stock owned by the Trust. D. Theodore Berghorst disclaims beneficial ownership of any other securities covered by this statement.

(b)	Percent of class: 9.5%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 932,174
	(ii)	Shared power to vote or to direct the vote 2,717,579
	(iii)	Sole power to dispose or to direct the disposition of 932,174
	(iv)	Shared power to dispose or to direct the disposition of 2,717,579
DEBORAH BERGHORST TTEE FBO BERGHORST 1998 DYNASTIC TRUST (“the Trust”)
(a)

Amount beneficially owned:    The Trust is a direct beneficial owner of and has sole dispositive and voting power over 125,000 shares of Common Stock. The Trust disclaims beneficial ownership of any other securities covered by this statement.

(b)	Percent of class: 0.4%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 125,000
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 125,000
	(iv)	Shared power to dispose or to direct the disposition of 0

BARCLAY A. PHILLIPS
(a)

Amount beneficially owned:    Barclay A. Phillips is a direct beneficial owner of and has sole dispositive and voting power over 6,950 shares of Common Stock. Barclay A. Phillips being a director of VFM (the general partner of VLSEF and VLSEF QP), for purposes of Rule 13d-3 of the Act, he may be a beneficial owner ofthe 1,785,405 shares of Common Stock beneficially owned by VLSEF, VLSEF QP and VFM. Barclay A. Phillips disclaims beneficial ownership of any other securities covered by this statement.

(b)	Percent of class: 6.0%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 6,950
	(ii)	Shared power to vote or to direct the vote 1,792,355
	(iii)	Sole power to dispose or to direct the disposition of 6,950
	(iv)	Shared power to dispose or to direct the disposition of 1,792,355
DOUGLAS REED
(a)

Amount beneficially owned:    Douglas Reed is a direct beneficial owner of and has sole dispositive and voting power over 24,500 shares of Common Stock. Also, by virtue of Douglas Reed being a director of VFM (the general partner of VLSEF and VLSEF QP), for purposes of Rule 13d-3 of the Act, he may be a beneficial owner of the 1,785,405 shares of Common Stock beneficially owned by VLSEF, VLSEF QP and VFM. Douglas Reed disclaims beneficial ownership of any other securities covered by this statement.

(b)	Percent of class: 6.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 24,500
	(ii)	Shared power to vote or to direct the vote 1,809,905
	(iii)	Sole power to dispose or to direct the disposition of 24,500
	(iv)	Shared power to dispose or to direct the disposition of 1,809,905
THOMAS C. DORN
(a)

Amount beneficially owned:    Thomas C. Dorn is a direct beneficial owner and has sole disposition and voting power over 19,000 shares of common stock. Thomas C. Dorn disclaims beneficial ownership of any other securities covered by this statement.

(b)	Percent of class: 0.0%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 19,000
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 19,000
	(iv)	Shared power to dispose or to direct the disposition of 0

KATHLEEN M. STANLEY
(a)

Amount beneficially owned:    Kathleen M. Stanley is a direct beneficial owner and has sole disposition and voting power over 3,000 shares of common stock. Kathleen M. Stanley disclaims beneficial ownership of any other securities covered by this statement.

(b)	Percent of class: 0.0%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 3,000
	(ii)	Shared power to vote or to direct the vote 0
	(iii)	Sole power to dispose or to direct the disposition of 3,000
	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008

VECTOR LATER-STAGE EQUITY FUND II, L.P.

By:	Vector Fund Management II, L.L.C.
Its:	General Partner

By:	Vector Asset Management, Inc.
Its:	Managing Member

By:	/s/ Thomas C. Dorn
Thomas C. Dorn, Chief Financial Officer

VECTOR LATER-STAGE EQUITY FUND II (QP), L.P.

By:	Vector Fund Management II, L.L.C.
Its:	General Partner

By:	Vector Asset Management, Inc.
Its:	Managing Member

By:	/s/ Thomas C. Dorn
Thomas C. Dorn, Chief Financial Officer

VECTOR FUND MANAGEMENT II, L.L.C.

By:	Vector Asset Management, Inc.
Its:	Managing Member

By:	/s/ Thomas C. Dorn
Thomas C. Dorn, Chief Financial Officer

/s/	D. Theodore Berghorst
D. Theodore Berghorst

Deborah Berghorst TTEE
FBO Berghorst 1998 Dynastic Trust

By:	/s/ D. Theodore Berghorst
D. Theodore Berghorst, Financial Advisor

/s/	Barclay A. Phillips
Barclay A. Phillips

/s/	Douglas B. Reed
Douglas B. Reed

/s/	Thomas C. Dorn
Thomas C. Dorn

/s/	Kathleen M. Stanley
Kathleen M. Stanley